Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235443

GOLDMAN SACHS REAL ESTATE DIVERSIFIED INCOME FUND

(the “Fund”)

Class A Shares and Class C Shares

Supplement dated June 14, 2022 to the

Prospectus and Statement of Additional Information (“SAI”)

dated January 28, 2022, as supplemented to date

This supplement describes certain changes to the features of Class A and Class C Shares of the Fund which were approved by the Board of Trustees of the Fund.

Currently, purchases of the Fund’s Class A Shares of $1 million or more may be subject to a maximum sales charge of 1.00% (“Sales Charge”). Further, purchases of the Fund’s Class A Shares of $1 million or more are subject to a contingent deferred sales charge (“CDSC”) of 0.50%. Effective August 15, 2022 (“Effective Date”), the Sales Charge for such purchases will be reduced to 0.00%, and the CDSC will increase to 1.00%. All purchases of Class A Shares of $1 million or more prior to the Effective Date will remain subject to a CDSC of 0.50%.

Also, as of the Effective Date, Class C Shares will convert automatically to Class A Shares eight years after the purchase date subject to the terms of the Fund’s multi-class prospectus (“Prospectus”). Class C Shares of the Fund are sold through intermediaries to retail investors. Currently, Class C Shares do not automatically convert into Class A Shares.

Accordingly, as of the Effective Date, the Fund’s Prospectus and SAI are revised as follows:

The following replaces the “Shareholder Transaction Expenses” section of the fee table under the “FUND FEES AND EXPENSES—Fee Table” section of the Prospectus:

	Class A	Class L	Class C	Class W	Class I
Shareholder Transaction Expenses (as a percentage of the offering price)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)(1)	5.75%	4.25%	None	None	None
Maximum Deferred Sales Charge (Load) on Shares Repurchased (as a percentage of the lower of original purchase price or sales proceeds)(2)	1.00%	None	1.00%	None	None
Dividend Reinvestment Plan Fees(3)	None	None	None	None	None

The following replaces footnote (2) of the fee table under the “FUND FEES AND EXPENSES—Fee Table” section of the Prospectus:

(2)

Purchases of the Fund’s Class A Shares of $1 million or more may be subject to a maximum deferred sales charge of 1.00% on shares tendered for repurchase within 18 months. Purchases of the Fund’s Class A Shares of less than $1 million are not subject to a deferred sales charge. Purchases of the Fund’s Class A Shares of $1 million or more prior to August 15, 2022 may be subject to a maximum deferred sales charge of 0.50% on shares tendered for repurchase within 12 months of purchase.

The following replaces the table relating to “Class A” under the “SHAREHOLDER GUIDE—Common Questions Applicable to the Purchase of Class A and Class L Shares” section of the Prospectus:

Class A

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price		Sales Charge as Percentage of Net Amount Invested		Maximum Dealer Allowance as Percentage of Offering Price*
Less than $100,000	5.75%		6.10%		5.50%
$100,000 up to (but less than) $250,000	4.75		4.99		4.50
$250,000 up to (but less than) $500,000	3.75		3.90		3.50
$500,000 up to (but less than) $1 million	2.50		2.56		2.25
$1 million or more	0.00	**	0.00	**	0.00	***

*

Dealer’s allowance may be changed periodically. During special promotions, the entire sales charge may be reallowed to Intermediaries. Intermediaries to whom substantially the entire sales charge is reallowed may be deemed to be “underwriters” under the Securities Act.

**

No sales charge is payable at the time of purchase of Class A Shares of $1,000,000 or more, but a CDSC of 1.00% may be imposed in the event of certain repurchases within 18 months. For more information about Class A Shares’ CDSCs, please see “What Else Do I Need to Know About Class A Shares’ CDSC?” below. Purchases of the Fund’s Class A Shares of $1 million or more prior to August 15, 2022 may be subject to a CDSC of 0.50% on shares tendered for repurchase within 12 months of purchase.

***

The Distributor may pay a one-time commission to Intermediaries who initiate or are responsible for purchases of $1,000,000 or more of shares of the Fund equal to 1.00%. In instances where this one-time commission is not paid to a particular Intermediary (including Goldman Sachs’ Private Wealth Management Unit), the CDSC on Class A Shares, generally, will be waived. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in an amount equal to 1.00% to Intermediaries who initiate or are responsible for purchases by Employee Benefit Plans investing in the Fund which satisfy the criteria set forth below in “When Are Class A and Class L Shares Not Subject To A Sales Load?” or $1,000,000 or more by certain “wrap” accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are repurchased within 18 months, a CDSC of 1.00% may be imposed upon the plan, the plan sponsor or the third-party administrator. In addition, Intermediaries will remit to the Distributor such payments received in connection with “wrap” accounts in the event that shares are repurchased within 18 months.

Class A Share Sales Charge and CDSC percentages are revised throughout the Prospectus and SAI to reflect the updated figures discussed above.

The following disclosure is added to the “SHAREHOLDER GUIDE—Common Questions Applicable to the Purchase of Class C Shares” section of the Prospectus:

What Should I Know About the Automatic Conversion of Class C Shares?

Class C Shares of the Fund will automatically convert into Class A Shares (which bear lower Distribution and Servicing Fees) of the Fund on or about the fifteenth day of the last month of the quarter that is eight years after the purchase date. No sales charges or other charges will apply in connection with any conversion.

If you acquire Class C Shares through reinvestment of distributions, your Class C Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

Shareholders will not recognize a gain or loss for federal income tax purposes upon the conversion of Class C Shares for Class A Shares of the Fund. The automatic conversion of Class C Shares to Class A Shares will not apply to shares held through group retirement plan recordkeeping platforms of certain Intermediaries who hold such shares in an omnibus account and do not track participant level share lot aging to facilitate such a conversion.

New employee benefit plans are not eligible to purchase Class C Shares.

If you purchased your shares through an Intermediary, it is the responsibility of your Intermediary to work with the Transfer Agent to effect the conversion and to ensure that Class C Shares are automatically converted after the appropriate period of time. In addition, if your shares are no longer subject to a CDSC, you may be able to exchange your Class C Shares for Class A Shares without the payment of a sales charge prior to the automatic conversion subject to the policies and procedures of the Intermediary through whom you have purchased your shares. Please contact your Intermediary with questions regarding your eligibility to exchange Class C Shares for Class A Shares.

This Supplement should be retained with your Prospectus and SAI for future reference.

REDIFACSTK 06-22